UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Auriga Laboratories, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

05155L105
(CUSIP Number)

Robert F. Dow
171 17th Street NW
Suite 2100
Atlanta, Georgia 30363-1031
(404) 873-8706
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05155L105                                                                                         Page 2 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Philip S. Pesin
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds PF, 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 9,633,531**
8	Shared Voting Power 7,974,627
9	Sole Dispositive Power 9,633,531**
10	Shared Dispositive Power 7,974,627
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,608,158
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 34.95 percent*
14	Type of Reporting Person IN

*

The calculation of the foregoing percentage is based upon 42,131,592 shares of Auriga Laboratories, Inc. common stock outstanding as of March 31, 2007 as set forth in that certain Quarterly Report on Form 10-QSB filed by Auriga Laboratories, Inc. with the Securities and Exchange Commission on April 16, 2007, and also assumes the exercise of an option to purchase 125,000 shares held by Sorrento Financial Partners, LLC (of which Mr. Pesin is the sole owner), (ii) a warrant to purchase 5,002,294 shares and an option to purchase 3,000,000 shares held by Mr. Pesin, and (iii) a warrant to purchase 125,000 shares held by Mr. Pesin, all of which are exercisable within sixty (60) days of the date hereof.

**	Includes 500,000 shares held by Philip Pesin Auriga Annuity Trust and 500,000 shares held by Christine Pesin Auriga Annuity Trust.

CUSIP No. 05155L105                                                                                         Page 3 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Christine Pesin
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds PF, 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 0
8	Shared Voting Power 500,237
9	Sole Dispositive Power 0
10	Shared Dispositive Power 500,237
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,237
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 1.19 percent*
14	Type of Reporting Person IN

*
The totals referenced above exclude all shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as Mrs. Pesin disclaims beneficial ownership of all such shares. The calculation of the foregoing percentage is based upon 42,131,592 shares of Auriga Laboratories, Inc. common stock outstanding as of March 31, 2007 as set forth in that certain Quarterly Report on Form 10-QSB filed by Auriga Laboratories, Inc. with the Securities and Exchange Commission on April 16, 2007.

CUSIP No. 05155L105                                                                                           Page 4 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Sorrento Financial Partners, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Nevada
7	Sole Voting Power 1,754,113
8	Shared Voting Power 0
9	Sole Dispositive Power 1,754,113
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,754,113
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 4.15 percent
14	Type of Reporting Person 00

*
The totals referenced above exclude certain shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as Sorrento Financial Partners, LLC disclaims beneficial ownership of such shares. The calculation of the foregoing percentage is based upon 42,131,592 shares of Auriga Laboratories, Inc. common stock outstanding as of March 31, 2007 as set forth in that certain Quarterly Report on Form 10-QSB filed by Auriga Laboratories, Inc. with the Securities and Exchange Commission on April 16, 2007, and also assumes the exercise of an option to purchase 125,000 shares which is held by Sorrento Financial Partners and which is exercisable within sixty (60) days of the date hereof.

CUSIP No. 05155L105                                                                                           Page 5 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person TSFG II, LP
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Nevada
7	Sole Voting Power 0
8	Shared Voting Power 2,671,844*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 2,671,844*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,671,844*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 6.34 percent
14	Type of Reporting Person PN

*
The totals referenced above exclude certain shares that are disclosed in this Schedule 13D as being beneficially owned by other parties to this Schedule 13D, as TSFG II, LP disclaims beneficial ownership of such shares. The calculation of the foregoing percentage is based upon 42,131,592 shares of Auriga Laboratories, Inc. common stock outstanding as of March 31, 2007 as set forth in that certain Quarterly Report on Form 10-QSB filed by Auriga Laboratories, Inc. with the Securities and Exchange Commission on April 16, 2007.

CUSIP No. 05155L105                                                                                           Page 6 of 11

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Pesin Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization California
7	Sole Voting Power 0
8	Shared Voting Power 3,048,433
9	Sole Dispositive Power 0
10	Shared Dispositive Power 3,048,433
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,048,433
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13	Percent of Class Represented by Amount in Row (11) 7.24 percent*
14	Type of Reporting Person IN

*

The calculation of the foregoing percentage is based upon 42,131,592 shares of Auriga Laboratories, Inc. common stock outstanding as of March 31, 2007 as set forth in that certain Quarterly Report on Form 10-QSB filed by Auriga Laboratories, Inc. with the Securities and Exchange Commission on April 16, 2007.

CUSIP No. 05155L105                                                                                           Page 7 of 11

SCHEDULE 13D

Introduction

This Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed to amend the information in the Reporting Persons’ (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, as amended by the Reporting Persons’ Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, filed with the Securities and Exchange Commission (“SEC”) on May 19, 2006, October 16, 2006, December 15, 2006, and March 2, 2007 respectively.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock (“Common Stock”) of Auriga Laboratories, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 2029 Century Park East, Suite 1130, Los Angeles, California 90067.

Item 2.	Identity and Background.

(a-b)     This Schedule 13D is being filed by the following persons: Philip S. Pesin (“Mr. Pesin”), Christine Pesin (“Mrs. Pesin”), Sorrento Financial Partners, LLC, a Nevada limited liability company (“Sorrento”), TSFG II, LP, a Nevada limited partnership (“TSFG”), and the Pesin Trust dated March 23, 2007 (“Pesin Trust”) (individually, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of the Reporting Persons is c/o Singer Lewak Greenbaum & Goldstein LLP, 10960 Wilshire Boulevard, Suite 1100, Los Angeles, California 90024.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons have entered into a Joint Filing Agreement dated as of May 31, 2007, pursuant to which they have agreed to jointly file all amendments to this Schedule 13D. Notwithstanding the above, certain of the Reporting Persons have disclaimed beneficial ownership of certain of the shares of Common Stock held by the other Reporting Persons, as more fully described in the footnotes to the schedules above.

Mr. Pesin and Mrs. Pesin are the sole owners of Sorrento Management Corporation (“Sorrento Management”). Sorrento Management is the general partner of TSFG and the managing member of Sorrento. Mr. Pesin is a Trustee of the Pesin Trust.

(c)     Mr. Pesin is the Company’s Chief Executive Officer and Chairman of the Board of Directors. Mrs. Pesin is Mr. Pesin’s spouse. The principal purpose of Sorrento is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. Pesin, and the principal purpose of TSFG and the Pesin Trust is to hold assets (including shares of the Company’s Common Stock) for the benefit of Mr. and Mrs. Pesin.

(d-e)     During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. and Mrs. Pesin are citizens of the United States of America. Sorrento Management was organized under the laws of the State of California. Sorrento was organized under the laws of the State of Nevada. TSFG operates under the laws of the State of Nevada. The Pesin Trust was organized under the laws of the State of California.

CUSIP No. 05155L105                                                                                           Page 8 of 11

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired their respective shares of Common Stock for general investment purposes. The information contained in Item 4 of the Schedule 13D, to the extent that it relates to the source of funds used in connection with the transactions described in Item 4, is incorporated herein by reference into this Item 3. The shares of Common Stock owned by the Reporting Persons were acquired in exchange for services rendered and as additional consideration for monies loaned.

Item 4.	Purpose of Transaction.

The purpose of this Schedule 13D is to disclose:

(a)    The disposition of an aggregate of 75,000 shares of Common Stock held by Mr. Pesin at prices ranging from $1.02 to $1.89 per share. This disposition of shares of Common Stock by Mr. Pesin occurred between the dates of March 16, 2007 and May 22, 2007 pursuant to that certain 10b5-1 Sales Plan established by Mr. Pesin on September 18, 2006 (“10b5-1 Plan”). The 10b5-1 Plan was managed by the banking firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and provides for periodic sales of shares of Common Stock on behalf of Mr. Pesin.

(b)    The disposition of 100,000 shares of Common Stock held by Sorrento at a price of $1.3460 per share, pursuant to a negotiated transaction on behalf of Sorrento by its broker, Merrill Lynch, on May 4, 2007.

(c)    The disposition of 11,000 shares of Common Stock held by Sorrento at a price of $1.4804 per share, pursuant to a negotiated transaction on behalf of Sorrento by its broker, Merrill Lynch, on May 14, 2007.

(c)    The disposition of 39,000 shares of Common Stock held by Sorrento at a price of $1.3343 per share, pursuant to a negotiated transaction on behalf of Sorrento by its broker, Merrill Lynch, on May 15, 2007.

(d)    The acquisition of an option to purchase 3,000,000 shares of Common Stock at a price of $1.57 per share held by Mr. Pesin. This acquisition of shares of Common Stock by Mr. Pesin was accomplished by a grant from the board of directors of the Company on May 9, 2007.

(e) The transfer by TSFG of 500,000 shares of Common Stock to the Philip Pesin Auriga Annuity Trust and 500,000 shares of Common Stock to the Christine Pesin Auriga Annuity Trust, for no consideration on May 1, 2007.

(f) The transfer by Mr. Pesin of 3,048,433 shares of Common Stock to the Pesin Trust for no consideration on May 2, 2007.

(g) The conversion by Sorrento of a convertible note into 360,230 shares of Common Stock on April 12, 2007.

(h)    The disposition of an aggregate of 75,000 shares of Common Stock held by Mr. Pesin at prices ranging from $1.45 to $1.50 per share. This disposition of shares of Common Stock occurred pursuant to negotiated transactions on behalf of Mr. Pesin by his broker, Merrill Lynch, between the dates of April 23, 2007 and April 24, 2007.

(i) The disposition of an aggregate of 50,000 shares of Common Stock held by TSFG at prices ranging from $1.25 to $1.37 per share. This disposition of shares of Common Stock by TSFG occurred on May 29, 2007 pursuant to a 10b5-1 Sales Plan established by TSFG on January 12, 2007 and managed by Merrill Lynch.

TSFG has established a Rule 10b5-1 Plan pursuant to which it may sell 50,000 shares per month in open market or privately negotiated sales. A similar plan has been set up for the Pesin Trust to sell 25,000 shares per month. These plans are managed by Merrill Lynch. Except as may be set forth above, the shares of Common Stock owned by the Reporting Persons were acquired for investment purposes only and none of the Reporting Persons have existing plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons may in the future engage in and may plan for their engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 05155L105                                                                                           Page 9 of 11

Item 5.	Interest in Securities of the Issuer.

(a) - (b) See cover pages to this Schedule 13D.

(c)     There were no transactions in the Common Stock by the Reporting Persons during the prior sixty (60) days, other than as described above in Items 4 and 5.

(d)     No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons, other than as described above in this Item 5.

(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions in Items 4 and 5 above are incorporated herein by reference.

Item 7.	Materials To Be Filed as Exhibits.

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement dated May 31, 2007 among Philip S. Pesin, Christine Pesin, Sorrento Financial Partners, LLC, TSFG II, LP and the Pesin Trust.

99.2	Power of Attorney granted by Philip S. Pesin dated May 17, 2007.

99.3	Power of Attorney granted by Christine Pesin dated May 29, 2007.

CUSIP No. 05155L105                                                                                          Page 10 of 11

Signature.

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2007.

/s/ **	/s/ ***
PHILIP S. PESIN	CHRISTINE PESIN
SORRENTO FINANCIAL PARTNERS, LLC	TSFG II, LP
By: /s/ **	By: /s/ **
Sorrento Management Corporation, Manager By: Philip S. Pesin, CEO	Sorrento Management Corporation, General Partner By: Philip S. Pesin, CEO

PESIN TRUST DATED MARCH 23, 2007
By:	/s/ **
Philip S. Pesin, Trustee

**By:	/s/ Chris Barsness
Chris Barsness, Attorney-in-Fact pursuant to that certain Power of Attorney dated May 17, 2007.

***By:	/s/ Chris Barsness
Chris Barsness, Attorney-in-Fact pursuant to that certain Power of Attorney dated May 29, 2007.